UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D. C.  20549

                              FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                 To Be Filed Annually Prior to March 1

                             IDACORP, Inc.
                           (Name of Company)

HEREBY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION, PURSUANT TO RULE 2, ITS STATEMENT CLAIMING EXEMPTION AS A HOLDING COMPANY FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AND
SUBMITS THE FOLLOWING INFORMATION:

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT
WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY      COMPANY IN WHICH
CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST, AS OF DECEMBER 31,
1998.

Name/                              Location and
(State of Organization)            Nature of Business

                    Claimant

IDACORP, Inc.                 Principal Executive Office
(Idaho)                       located at 1221 W Idaho Street
                              Boise, Idaho  83702-5627
                              Holding Company

          Subsidiaries of IDACORP, Inc.

Idaho Power Company                      Boise, Idaho
(Idaho)                                  Electric Utility

Ida-West Energy Company                  Boise, Idaho
(Idaho)                                  Electrical Generation

IDACORP Energy Solutions Co.             Boise, Idaho
(Nevada)                                 Marketing Company

IDACORP Energy Services Co.              Boise, Idaho
(Nevada)                                 Marketing Company

                          Subsidiaries of Idaho Power Company

IDACORP Financial Services, Inc.         Boise, Idaho
(Idaho)                                  Non Utility Investments

Applied Power Corporation                Lacey, Washington
(Washington)                             Solar Energy Business

Idaho Energy Resources Co.               Boise, Idaho
(Wyoming)                                Coal Mining

Stellar Dynamics, Inc.                   Boise, Idaho
(Idaho)                                  Control and Monitoring Technologies

Idaho Power Diversified Enterprises Co.  Boise, Idaho
(Idaho)                                  Marketing Company

Pathnet/Idaho Power Equipment, LLC       Boise, Idaho
(Idaho)                                  Microwave Communications

Idaho Power Resources Corporation        Boise, Idaho
(Idaho)                                  Renewable Energy Resources

              Subsidiaries of Ida-West Energy Company

Hermiston Power Company                  Boise, Idaho
(Oregon)                                 Electrical Generation

Ida-West Acquisition Company             Boise, Idaho
(Idaho)                                  Electrical Generation

Y-8 Power Company                        Boise, Idaho
(Idaho)                                  Electrical Generation

Falls River Hydro Company                Boise, Idaho
(Idaho)                                  Electrical Generation

South Forks Hydro Company                Boise, Idaho
(Idaho)                                  Electrical Generation

Hazelton Power Company                   Boise, Idaho
(Idaho)                                  Electrical Generation

Ida-West Operating Services, Inc.        Boise, Idaho
(Idaho)                                  Electrical Generation

Wilson Power Company                     Boise, Idaho
(Idaho)                                  Electrical Generation

I W Land Company                         Boise, Idaho
(Idaho)                                  Land Development for Electrical
Generation

                 Subsidiaries of IDACORP Energy Solutions Co.

IDACORP Retail Enterprises Co.           Boise Idaho
(Idaho)                                  Retail Marketing

                 Subsidiaries of IDACORP Energy Services Co.

IDACORP Energy Solutions LP              Boise Idaho
(Delaware)                               Energy Trading

2.   A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS
SUBSIDIARY PUBLIC UTILITY     COMPANIES USED FOR THE GENERATION,
TRANSMISSION, AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE,      OR
FOR THE PRODUCTION, TRANSMISSION, AND DISTRIBUTION OF NATURAL OR
MANUFACTURED GAS,   INDICATING THE LOCATION OF PRINCIPAL GENERATING
PLANTS, TRANSMISSION LINES, PRODUCING FIELDS,     GAS MANUFACTURING
PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL
SUCH      PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND
ITS SUBSIDIARIES ARE ORGANIZED AND      ALL TRANSMISSION OR PIPELINES
WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF
SUCH STATE.

     IDACORP, Inc. (Company) owns no property used in the generation, transmission, or distribution of electricity or for the production, transmission and distribution of natural or manufactured gas.

     Idaho Power Company ("IPC") is an electric public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in an approximately 20,000-square-mile area in southern Idaho, eastern Oregon and northern Nevada, with an estimated population of 780,000. IPC is the only public utility subsidiary of IDACORP, Inc. that owns properties used in the generation, transmission or distribution of electric energy. IPC holds franchises in approximately 70 cities in Idaho and ten cities in Oregon, and holds certificates from the respective public utility regulatory authorities to serve all or a portion of 28 counties in Idaho, three counties in Oregon and one county in Nevada. As of December 31, 1998, IPC supplied electric energy to approximately 374,000 retail customers and employed 1,669 people.

     IPC's system includes 15 hydroelectric generating plants located in southern Idaho and two located in eastern Oregon (see
     Company's annual form 10-K file number 1-3198 for more information). IPC also owns interest in three thermal generating plants located in Wyoming, Oregon and Nevada.

     IPC owns approximately 4,644 miles of high voltage transmission lines; 21 step-up transmission substations located at power plants; 17 transmission substations; 7 transmission switching stations; and 205 energized distribution substations. These facilities are located in Idaho, Oregon, Wyoming, Nevada and Montana.

     IPC's generating facilities are interconnected through its integrated transmission system and are operated on a coordinated basis to achieve maximum load-carrying capability and reliability. The transmission system is directly interconnected with the transmission systems of the Bonneville Power
     Administration (BPA), The Washington Water Power Company,
     PacifiCorp, The Montana Power Company and Sierra Pacific Power Company (SPPCo).

3. THE FOLLOWING INFORMATION FOR THE LATEST CALENDAR YEAR (1998) WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY
COMPANIES:

     (A)  NUMBER OF KWH OF ELECTRIC ENERGY SOLD (AT RETAIL OR
WHOLESALE), AND MCF. OF NATURAL OR MANUFACTURED GAS
DISTRIBUTED AT RETAIL.

     (B)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE IN WHICH EACH SUCH COMPANY IS ORGANIZED.

     (C)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS SOLD AT WHOLESALE OUTSIDE THE STATE IN WHICH
EACH SUCH COMPANY IS ORGANIZED, OR AT THE STATE LINE.

     (D)  NUMBER OF KWH OF ELECTRIC ENERGY AND MCF. OF NATURAL OR
MANUFACTURED GAS PURCHASED OUTSIDE THE STATE IN WHICH EACH
SUCH COMPANY IS ORGANIZED OR AT THE STATE LINE.

     Claimant: None

     Idaho Power Company:

                                MWH                    DOLLARS
                       Retail      Wholesale     Retail      Wholesale
                         (thousands of MWH)      (thousands of Dollars)
(a) Number of MWH of
     electricity
     energy sold:
      Idaho             12,689      4,541       484,205       101,203
      Oregon               595     13,216        24,267       298,462
      Nevada                50        777         1,809        21,907
      California            34          4         1,099           114
      Arizona                       3,850                     124,806
      New Mexico                    1,036                      23,405
      Utah                            298                       7,013
      Washington                      116                       2,086
      Other                            41                         989
(b) Number of MWH of
     electric energy
     distributed at        679 (see (a) above)
     retail outside
     the state
(c) Number of MWH of
     electric energy
     sold at wholesale    19,338 (see (a) above)
     outside the state
     or at the state line
(d) Number of MWH of
     electric energy          MWH Purchases         Dollars Purchased
     purchased outside      (thousands of MWH)    (thousands of Dollars)
     the state or at
     the state line:
      Idaho                      2,139                $  75,617
      Oregon                    12,191                  283,441
      Nevada                       390                   10,570
      California                    65                    2,226
      Arizona                    4,031                  127,408
      New Mexico                   850                   24,955
      Utah                         531                   12,021
      Washington                    37                      872
      Other                        142                    3,090







                              GAS MCF                  DOLLARS
                       Retail    Wholesale      Retail      Wholesale
                         (thousands of MCF)     (thousands of Dollars)
(a) Number of MCF of
     gas sold:
      Idaho                150                      293
      Louisiana                      100,068                   217,289
      Canada               310        26,239        602         33,087
      Ohio                             8,668                    19,455
      California         2,917         2,240      8,641          2,615
      Wyoming              507         3,047      1,047          5,686
      New Mexico                       2,986                     5,825
      Texas                            1,455                     3,248
      Alabama                          1,248                     2,596
      Other                353         6,791        767         15,412
(b) Number of MCF of
     gas distributed       4,087 (see (a) above)
     at retail outside
     the state
(c) Number of MCF of
     gas sold at
     wholesale outside   152,742 (see (a) above)
     the state or at
     the state line
(d) Number of MCF of
     gas purchased           MCF Purchases          Dollars Purchased
     outside the state     (thousands of MCF)     (thousands of Dollars)
     or at the state
     line:
      Louisiana                100,977                $   217,365
      Canada                    27,404                     34,872
      Ohio                       9,226                     20,829
      California                 5,275                     11,196
      Wyoming                    4,035                      7,572
      New Mexico                 2,981                      5,916
      Texas                      1,454                      3,119
      Alabama                    1,318                      2,716
      Other                      4,321                     10,052






4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN
AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY  AMOUNTS IN
UNITED STATES DOLLARS:

     (A)  NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE
FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY
FOR THE GENERATION, TRANSMISSION AND DISTRICUTION OF ELECTRIC
ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR
MANUFACTURED GAS.

     (B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY, AND DESCRIPTION OF THE INTEREST HELD.

     (C) TYPE AND AMOUNT OF CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR
INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN
UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS
RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY
CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

     (D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

     (E)  IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S)
BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM
COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS
SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

          None





                               EXHIBIT A

                         FINANCIAL STATEMENTS

Exhibit
Number         Description of Exhibit

99.(A) Consolidating statements of income and retained earnings for the calendar year 1998 together with the consolidating balance sheets as of December 31, 1998 for IDACORP, Inc. and its first-tier subsidiaries, Idaho Power Company, Ida-West Energy Company and IDACORP Energy Solutions Co.

     Pre-tax non-utility income of Idaho Power Company subsidiaries is included in Other Income on the Income Statement.

     The Company is requesting confidentiality for the financial statements ended December 31, 1998 of this U-3A-2 filing. This request is being made pursuant to Section 22b of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.

                               EXHIBIT B

                        FINANCIAL DATA SCHEDULE

Exhibit No.

27   Financial Data Schedule for IDACORP, Inc.

                               EXHIBIT C

   ORGANIZATIONAL CHART SHOWING RELATIONSHIP OF EACH EWG OR FOREIGN
                                UTILITY

None.




                              SIGNATURES



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 1st day of April, 1999.

                             IDACORP, Inc.


                       By:  /s/  J. LaMont Keen
                            J. LaMont Keen
                         Senior Vice President
                          Administration and
                        Chief Financial Officer


(Corporate Seal)




Attest:


                      By  /s/  Robert W. Stahman
                           Robert W. Stahman
                        Vice President, General
                         Counsel and Secretary



Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                            J. LaMont Keen
                         Senior Vice President
                          Administration and
                        Chief Financial Officer
                              P.O. Box 70
                          Boise, Idaho  83707
                            (208) 388-2640



                             EXHIBIT INDEX

                        Description of Exhibits

Exhibit
Number

27   Financial Data Schedule for IDACORP, INC.

99.(A) Consolidating statements of income and retained earnings for the calendar year 1998 together with the consolidating balance sheets as of December 31, 1998 for IDACORP, Inc. and its first-tier
subsidiaries, Idaho Power Company,  Ida-West Energy    Company and
IDACORP Energy Solutions Co.

     Pre-tax non-utility income of Idaho Power Company subsidiaries is included in Other Income on the Income Statement.

     The Company is requesting confidentiality for the financial statements ended December 31, 1998 of this U-3A-2 filing. This request is being made pursuant to Section 22b of the Public Utility Holding Company Act of 1935 and Rule 104 thereunder.